No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232
Foreign Exchai
Metals and Min
Futures 9231 1
Debt Markets 8

07022173

SUPPL

21 March 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 3 2007
WASH, D.C.
185

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Please note this mailing covers the period 1 Mar – 21 March inclusive.

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	25 July 2006 but this is the first notice re: Macquarie Airports ("MAP") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MAP stapled securities held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland.
Date of change	13 March 2007
No. of securities held prior to change	Nil
Class	MAP stapled securities
Number acquired	7,500 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.93 per MAP stapled security
No. of securities held after change	7,500 MAP stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 15 March 2007

+ See chapter 19 for defined terms.

ABN 46 008 583 542

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

SPIRIT FINANCE CORPORATION TO BE ACQUIRED BY MACQUARIE-LED CONSORTIUM

14 March, 2007 – Macquarie Bank Limited (MBL) notes the attached announcement regarding its participation as a member of a consortium that has entered into a definitive merger agreement to acquire all of the outstanding shares of US real estate investment trust, Spirit Finance Corporation.

MBL is contributing equity of approximately $US250m ($A320m) for a lead minority stake in the consortium. The investment is not expected to have a material impact on the Bank's Tier 1 capital ratio.

For further information, please contact:

Lisa Jamieson, Macquarie Bank Media Relations	+612 8232 6016
Jenny Kovacs, Macquarie Bank Investor Relations	+612 8232 3250

SPIRIT FINANCE CORPORATION

SPIRIT FINANCE CORPORATION TO BE ACQUIRED BY MACQUARIE-LED CONSORTIUM

- Spirit Finance Stockholders to Receive $14.50 per Share in Cash -
-Transaction Valued at $3.5 Billion -
- Consortium to Purchase Approximately $80 Million in Newly Issued Shares -

SCOTTSDALE, AZ and NEW YORK — March 13, 2007 — Spirit Finance Corporation (NYSE: SFC) ("Spirit Finance"), a real estate investment trust focused on single tenant, operationally essential real estate, today announced that it has entered into a definitive merger agreement under which a consortium including Macquarie Bank Limited, Kaupthing Bank hf. and other independent equity participants (collectively, "the Consortium") will acquire Spirit Finance in a transaction valued at approximately $3.5 billion, including approximately $1.9 billion of assumed debt.

Under the terms of the agreement, the Consortium will acquire all of the outstanding shares of Spirit Finance common stock for $14.50 per share in cash. This represents a premium of approximately 15% over Spirit Finance's 90 day average closing share price and an 11% premium over Spirit Finance's closing price on March 12, 2007.

Spirit Finance intends to pay its regular quarterly common share dividend for the quarter ending March 31, 2007 and under the terms of the agreement, Spirit Finance will continue to pay quarterly dividends to shareholders on a pro-rata basis until completion of the transaction.

Simultaneous with the execution of the agreement, the Consortium has also agreed to purchase 6,150,000 newly issued shares of Spirit Finance common stock at $12.99 per share. Spirit Finance will use the proceeds of this private placement of common stock to fund real estate-related activities in the ordinary course of its business.

Morton H. Fleischer, Chairman of the Board of Directors of Spirit Finance, said, "After careful and thorough analysis, our Board has endorsed this transaction with the Macquarie-led Consortium as being in the best interests of the company and our stockholders. Our Board of Directors has unanimously approved the agreement and recommends that Spirit Finance's stockholders approve the merger. We are pleased that the offer provides immediate, certain and compelling value and we look forward to working with the Consortium to quickly complete the transaction."

- more -

Christopher H. Volk, President and Chief Executive Officer of Spirit Finance, stated "Macquarie has a proven track record of investing for the long term and has earned a reputation for securing efficient capital access around the world. We look forward to working with the Consortium to build upon our leadership position as a real estate net lease capital provider. We are also pleased that the Consortium has committed to making an equity investment in Spirit at this time by purchasing newly issued shares in the company. This investment will fund our continued growth and is a significant vote of confidence in our strategic plan."

The transaction is subject to certain closing conditions, including the approval of Spirit Finance's stockholders and the satisfaction of other customary closing conditions. There is no financing condition to consummate the transaction. Spirit Finance expects to hold a Special Meeting of Stockholders to consider and vote on the proposed merger and the transactions contemplated by the merger agreement. The transaction is expected to close promptly following the satisfaction of all closing conditions, which is anticipated to occur by the end of the third quarter of 2007.

Under the merger agreement, Spirit Finance may solicit superior proposals from third parties through April 9, 2007. The Board of Directors of Spirit Finance, with the assistance of its financial advisors, intends to solicit superior proposals during this period. There can be no assurances that the solicitation of superior proposals will result in an alternative transaction.

Citigroup Corporate & Investment Banking and Wachovia Securities are serving as financial advisors to Spirit Finance and Kutak Rock LLP is serving as the company's legal counsel. Venable LLP is serving as the company's Maryland counsel. For the Consortium, Macquarie Securities (USA) Inc. and Kaupthing Securities Inc. are acting or are engaged to act as financial advisors and Latham & Watkins LLP is acting as legal advisor. The Consortium's debt financing in relation to the transaction is being provided by Credit Suisse.

About Spirit Finance Corporation

Spirit Finance Corporation provides customized, flexible sale/leaseback financing solutions for single tenant, operationally essential real estate assets that are vital to the operations of retail, service and distribution companies. The company's core markets include free-standing automotive dealers, parts and service facilities, drugstores, educational facilities, movie theaters, restaurants, supermarkets, and other retail, distribution and service businesses. Additional information about Spirit Finance Corporation is available on its website at www.spiritfinance.com.

About Macquarie

The Macquarie Group (Macquarie) is a diversified international provider of specialist financial and investment banking services around the world with total assets under management of US$140 billion (as of December 31, 2006). The Macquarie Group comprises Macquarie Bank Limited as well as its subsidiaries and affiliates worldwide and the funds or companies that it manages. Macquarie employs 9,800 people in 24 countries.

About Kaupthing

Kaupthing Bank is a northern European bank offering integrated financial services to companies, institutional investors and individuals. These services include corporate banking, investment banking, capital markets services, asset management and comprehensive wealth management for private banking clients. The Bank operates in ten countries, including all the Nordic countries,

Luxembourg, Switzerland, the UK and the US. In addition the Bank operates a retail franchise in Iceland, where it is headquartered.

Forward-Looking and Cautionary Statements

Statements contained in this press release which are not historical facts are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of words such as "expects," "plans," "estimates," "projects," "intends," "believes," "guidance," and similar expressions that do not relate to historical matters. These forward-looking statements are subject to risks and uncertainties which can cause actual results to differ materially from those currently anticipated, due to a number of factors which include, but are not limited to, continued ability to source new investments, changes in interest rates and/or credit spreads, changes in the real estate markets, and other risk factors discussed in Spirit Finance Corporation's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by the Company with the Securities and Exchange Commission from time to time. All forward-looking statements in this press release are made as of today, based upon information known to management as of the date hereof, and the Company assumes no obligations to update or revise any of its forward-looking statements even if experience or future changes show that indicated results or events will not be realized.

Important Information

Spirit Finance will file with the Securities and Exchange Commission a current report on Form 8-K, which will include the merger agreement. The proxy statement that Spirit Finance plans to file with the Securities and Exchange Commission and mail to stockholders will contain information about Spirit Finance, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER. In addition to receiving the proxy statement from Spirit Finance by mail, stockholders will be able to obtain the proxy statement, as well as other filings containing information about Spirit Finance, without charge, from the Securities and Exchange Commission's website (http://www.sec.gov) or, without charge, from Spirit Finance at www.spiritfinance.com or by directing such request to Spirit Finance 14631 N. Scottsdale Road, Suite 200, Scottsdale, Arizona 85254, Attention: Investor Relations.

Spirit Finance and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning these participants in the solicitation will be set forth in the proxy statement relating to the merger when it becomes available.

FOR FURTHER INFORMATION, PLEASE CONTACT:

SPIRIT FINANCE	**MACQUARIE**	**KAUPTHING**
Brad Cohen	Alex Doughty	Laura Cummings
1-866-557-7474 x6606	212-231-1710	Brunswick Group
investorrelations@spiritfinance.com	alex.doughty@macquarie.com	+44 207 404 5959

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

13 March 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 January 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 1,668 options exercisable at $36.67 each and expiring on 10 April 2007 (MBL0099);
- 5,000 options exercisable at $33.16 each and expiring on 23 May 2007 (MBL0102);
- 4,000 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 1,668 options exercisable at $32.47 each and expiring on 23 July 2007 (MBL0117);
- 295,123 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 34,168 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 5,000 options exercisable at $31.28 each and expiring on 5 September 2007 (MBL0128);
- 6,668 options exercisable at $26.45 each and expiring on 15 October 2007 (MBL0133);
- 2,000 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 1,668 options exercisable at $22.76 each and expiring on 19 February 2008 (MBL0158);
- 10,834 options exercisable at $25.15 each and expiring on 1 April 2008

(MBL0170);

- 4,166 options exercisable at $25.68 each and expiring on 2 April 2008 (MBL0171);
- 180,402 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 11,998 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 6,664 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0252);
- 1,666 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0254);
- 5,832 options exercisable at $34.67 each and expiring on 22 March 2009 (MBL0257);
- 10,833 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263);
- 40,631 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 52,471 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 10,965 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 5,932 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 666 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 1,666 options exercisable at $32.75 each and expiring on 22 November 2009 (MBL0279);
- 1,666 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 866 options exercisable at $49.51 each and expiring on 8 March 2010 (MBL0292);
- 1,076 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 1,185 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309); and
- 307 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

As at 28 February 2007 the number of issued fully paid ordinary shares was 253,940,020.

During the period 1 February to 28 February 2007 (inclusive), the following new options have been issued:

- 51,000 options exercisable at $82.57 each and expiring on 8 February 2012 (MBL0360); and
- 12,000 options exercisable at $83.55 each and expiring on 22 February 2012 (MBL0361).

During the period 1 February 2007 to 28 February 2007 (inclusive), the

following options have lapsed unexercised:

- 3,334 options exercisable at $48.68 each and expiring on 24 January 2010 (MBL0286);
- 4,168 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 8,702 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 4,000 options exercisable at $70.47 each and expiring on 23 January 2011 (MBL0324);
- 2,373 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0326);
- 8,387 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 1,810 options exercisable at $61.79 each and expiring on 22 August 2011 (MBL0342); and
- 4,000 options exercisable at $74.11 each and expiring on 22 November 2011 (MBL0355).

Also, in the notification to ASX on 12 February 2007 of the positions as at 31 January 2007 it was stated that the following options had lapsed unexercised:

- 8,334 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 5,730 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 17,955 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

In fact, the following options have lapsed unexercised:

- NIL options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0284);
- 3,670 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 16,045 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339).

The number of options on issue at 28 February 2007 was 34,414,088 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 28 February 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0103	1,668	$35.31	24/05/2007
MBL0109	3,500	$33.05	08/07/2007
MBL0111	1,668	$36.00	10/07/2007
MBL0118	987,101	$30.51	01/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0122	668	$33.06	28/08/2007
MBL0124	123,119	$30.51	30/08/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	51,974	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	140,935	$30.51	24/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	4,168	$21.66	03/02/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0181	4,168	$25.92	13/05/2008
MBL0182	10,000	$24.58	22/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0184	1,668	$24.25	26/05/2008
MBL0185	1,668	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	1,668	$24.98	16/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0191	1,668	$25.00	28/07/2008
MBL0192	1,668	$26.05	31/07/2008

Listing of Macquarie Bank Limited Options

As at 28 February 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,201,257	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0205	1,668	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	411,413	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	4,000	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	12,500	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	4,166	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009

Listing of Macquarie Bank Limited Options

As at 28 February 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0249	6,334	$33.95	22/01/2009
MBL0250	8,334	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	6,668	$33.45	09/02/2009
MBL0254	13,336	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	27,502	$33.76	08/03/2009
MBL0257	11,668	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	29,168	$36.71	08/04/2009
MBL0261	22,502	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	38,335	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,152,150	$33.11	22/07/2009
MBL0268	2,338,619	$32.75	09/08/2009
MBL0269	1,902,818	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	584,402	$34.60	08/09/2009
MBL0272	152,239	$35.28	22/09/2009
MBL0273	167,823	$36.99	08/10/2009
MBL0274	69,468	$39.64	22/10/2009
MBL0275	63,036	$40.81	08/11/2009
MBL0276	87,534	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	107,403	$32.75	22/11/2009
MBL0280	45,134	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	18,334	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010

Listing of Macquarie Bank Limited Options

As at 28 February 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0291	77,500	$49.16	22/02/2010
MBL0292	26,634	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	78,332	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	35,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	88,000	$60.41	08/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	8,706,316	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	106,185	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0311	8,334	$32.26	10/01/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	65,000	$66.92	08/11/2010
MBL0320	61,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	46,000	$70.47	23/01/2011
MBL0325	97,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	36,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	43,000	$68.83	24/04/2011

Listing of Macquarie Bank Limited Options

As at 28 February 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	79,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	42,000	$62.75	22/07/2011
MBL0339	10,131,375	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	194,000	$64.43	08/09/2011
MBL0346	4,495	$61.79	22/09/2011
MBL0347	50,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	49,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	72,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
	34,414,088		

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 March 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 12 March 2007, was 0.15%.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited.

File Number: 82-34740

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

MACQUARIE BANK DEPUTY CHAIRMAN MARK JOHNSON ANNOUNCES HIS RETIREMENT FROM THE MACQUARIE BANK BOARD AND EXECUTIVE RESPONSIBILITIES

12 March 2007 – The Deputy Chairman of Macquarie Bank, Mr Mark Johnson, today announced his intention to retire from executive responsibilities at the Bank, effective 31 March, 2007.

Mr Johnson intends to remain on the Macquarie Bank Board until the conclusion of the Bank's 2007 Annual General Meeting in July, at which time he will retire from the Board. Mr Johnson is the second longest serving member of the Macquarie Bank Board.

Macquarie Bank Chairman, Mr David Clarke, praised Mr Johnson's considerable contribution to the Bank's success. "Mark has made an outstanding contribution not just to Macquarie Bank, but also to Australian business over the last 40 years. He is widely respected as one of the most accomplished and experienced corporate advisers in Australia. His contribution to the Macquarie Bank Board has been immeasurable."

Mr Johnson joined Macquarie Bank's predecessor, Hill Samuel, in 1971 as Joint Managing Director with David Clarke. He left Australia to join Hill Samuel's London office in 1977. In 1981, he returned to Australia and became founding director of Australian Bank until 1986, when he rejoined Macquarie Bank as Chairman of its Corporate Services Division. He was appointed to the Board in February 1987.

Mr Johnson also announced his intention to retire as Chairman of the ASX-listed Macquarie Infrastructure Group (MIG).

When Messrs Clarke and Johnson joined Hill Samuel in 1971, the company had 12 employees. Macquarie Bank now employs approximately 10,000 people in 24 locations worldwide and is a significant Australian-based exporter of financial services.

Investors in Macquarie Bank have enjoyed an annual compound internal rate of return of approximately 29% since the Bank was formed in 1985. This means that an investment of $10,000 in Macquarie Bank shares in 1985 is worth approximately $2,635,000 today[1].

Mr Johnson thanked his colleagues at the Bank and his fellow Board Directors for their support during his career at Macquarie Bank. "I have had forty years in the banking industry and it is time for me to leave. I will regret leaving Macquarie where I have enjoyed my business life and where I have many friends.

"My immediate focus will be on my responsibilities as the Chairman of the APEC Business Advisory Council when APEC 2007 meets in Sydney later this year and in my continuing roles of Chairman of AGL Energy Limited and EngeneIC, a private biotech company. "

Mr Johnson is Chairman of the Australian Strategic Policy Institute, a director of the Victor Chang Cardiac Research Institute Limited and a governor of the Institute for International Trade at the University of Adelaide.

For further information, please contact:

Lisa Jamieson, Public Relations
Macquarie Bank Ltd
Tel: 612 8232 6016
Lisa.jamieson@macquarie.com

Jenny Kovacs, Investor Relations
Macquarie Bank Ltd
Tel: +612 8232 3250
jenny.kovacs@macquarie.com

[1] Assuming that all dividends have been reinvested and corporate actions accounted for.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,185
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,185 @ $65.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,185 on 07/03/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,941,205	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,390,392	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 March 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE
BANK

ASX/Media Release

MACQUARIE BANK UPDATES FULL YEAR OUTLOOK

2 March 2007 - Macquarie Bank Deputy Managing Director, Mr Richard Sheppard, today said the Bank was experiencing continued good market conditions and transaction levels.

"We now expect that the profit for the half year ending 31 March 2007 will exceed the first half profit of $A638 million (excluding the $A92 million profit on the realisation of the Bank's holding in the Macquarie Goodman Group (MGQ))," he said.

Speaking ahead of investor briefings in London and New York, Mr Sheppard said: "This represents an improvement on the guidance issued at the Bank's operational briefing on 6 February."

The Bank said on 6 February that it had expected the profit for the half year to 31 March 2007, to be up on the prior corresponding period, subject to market conditions, but probably slightly down on the first six months ended 30 September 2006, excluding the $A92 million MGQ profit.

Mr Sheppard also noted that: "If this is achieved it means the full year result for the year ended 31 March, 2007 would be up at least 50% on the prior corresponding period."

"The swing factors that could still affect the final result include trading conditions and volumes during March, and the outcome of transactions across the Bank's businesses," Mr Sheppard advised.

Mr Sheppard also said that as previously foreshadowed on 6 February, the Bank has now formally lodged its application for a Non-Operating Holding Company structure with the Australian Prudential Regulation Authority.

For further information, please contact:

Jenny Kovacs, Investor Relations Tel: +612 8232 3250
Macquarie Bank

Matthew Russell, Public Relations Tel: +612 8232 4102
Macquarie Bank

END